

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Michael Sabel
Chief Executive Officer
Venture Global, Inc.
1001 19th Street North, Suite 1500
Arlington, VA, 22209

Re: Venture Global, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26, 10.27, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.34, 10.35, 10.36, 10.37, 10.38, 10.39, 10.40, 10.41, 10.42, 10.43, 10.44, 10.45, 10.46, 10.47, 10.48, 10.50, 10.51, 10.52, 10.53, 10.54, 10.55, 10.56, 10.57, 10.58, 10.59, 10.60, 10.62, 10.63, 10.64, 10.65, 10.66, 10.67, 10.68, 10.69, 10.71, 10.72, 10.76, 10.79, 10.82, 10.83, 10.84, 10.85, 10.86 and 10.88
Filed December 20, 2024, as amended
File No. 333-283964

Dear Michael Sabel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation